June 17, 2014

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Banro Corporation
Form 40-F for the Year Ended December 31, 2013
Filed March 31, 2014
File No. 001-32399

Dear Ms.  Jenkins:

Please find below the responses from Banro Corporation (the “ Company”) to your comments in your letter dated June 3, 2014 following your review of the Company’s Form 40-F for the year ended December 31, 2013. For ease of reference, we have included the original comments from your letter in bold below.

Form 40-F for the Year Ended December 31, 2013

Exhibit 99.2, Management’s Discussion and Analysis for the Year Ended December 31, 2013

Liquidity and Capital Resources, page 22

1.
We note that as of December 31, 2013, you had $4.45 million in cash on hand. We also note your disclosure that should you experience further production shortfalls at Twangiza, delays in ramp up at Namoya, equipment breakdowns, or delays in completion schedules, or should the price of gold decrease further, you may need to further examine funding options. Although your disclosure on page 22 states that based on revenues expected to be to be generated from the company’s mines together with the your cash on hand, you expect to have access to sufficient funds to carry out your proposed 2014 operating and capital budgets, a potential capital shortfall appears to be a known uncertainty regarding your operations in fiscal 2014. Given your cash on hand, current gold prices, and that your ability to incur additional debt is limited to $7 million, please tell us what consideration you gave to providing additional disclosure regarding the uncertainty of your liquidity position including the type and amount of capital you may need to raise, the potential timeframe regarding and the specifics regarding which non-essential capital expenditures may be delayed, and the consequences to investors of these actions. Also, given that your cash flows from operations are dependent upon current gold prices, please tell us what consideration you gave to providing a discussion of your liquidity over various ranges of gold prices.

Banro Response: At the time the 40-F for the year ended December 31, 2013 was filed, the Company had already completed a $40,000,000 financing (the “financing”) on February 28, 2014. It was believed that the disclosure of the completion of the financing (on page 7 and page 22 of the Management’s Discussion and Analysis (the “MD&A”) in the 40-F) would demonstrate to investors that management had already begun to address any potential uncertainty in respect of the Company’s liquidity. The disclosures on the

Ms. Tia L. Jenkins
June 17, 2014

aforementioned pages in the 40-F provide to investors the timing, type, and amount of the financing that was arranged by the Company subsequent to the end of the 2013 fiscal year.

The Company determined that any deferral of non-essential capital expenditures during the year would not adversely affect the Company’s ability to operate its mines as intended and would therefore not have consequences for investors. As a result, it was determined that the specifics of those non-essential capital expenditures were not integral to an investor’s understanding and/or assessment of the Company’s current and future liquidity. For future filings, if it is believed to contribute to an investor’s understanding of the Company’s existing and future liquidity, the Company will list the non-essential capital expenditures which it may choose to defer during a subsequent period to alleviate any uncertainty as to the composition of these capital expenditures.

On page 22 of the MD&A in the 40-F the Company stated, “Should the Company experience further production shortfalls…or should the price of gold decrease further, the Company may need to further examine funding options.” The Company determined that the above-quoted disclosure was sufficient to inform investors that a decline in the gold price may have an adverse effect on the Company’s future liquidity. On page 22 of the MD&A in the 40-F, the Company states, “To protect the Company from the inherent risk of a declining gold price on the Company’s expected cash flows the Company entered into a two-month forward sale program to sell a total of 10,000 ounces of gold at higher-than-current gold prices (weighted average sale price of $1,342 per ounce) and has purchased a total of 54,000 put options with a strike price of $1,200 with monthly expiries for the six months commencing March 2014 and ending in August 2014.” The Company disclosed the initiative which it undertook to protect the Company’s future liquidity. It was believed by the Company that investors would reasonably conclude that the purchase of the put options would provide a form of insurance against the impact of a decline in the price of gold on the Company’s future liquidity. As such, the Company did not believe it was necessary to provide the specific impact of various gold prices on the Company’s future liquidity.

Exhibit 99.3 Consolidated Financial Statements
Notes to the Consolidated Financial Statements, page 11
Note 3. Summary of Significant Accounting Policies, page 11
b). Use of Estimates and Judgments, page 12
v. Depreciation of mining assets, page 14

2.
We note your policy stating that you apply the units-of-production method for amortization of your mine assets in commercial production based on resource ore tons mined. To enhance our understanding of your accounting policy, please:

●
clarify your disclosure to discuss whether you include proven and probable mineral reserves, measured and indicated resources or any portion of inferred resources expected to be classified as reserves in the unit-of-production calculation;

Banro Response: Only proven and probable mineral reserves are included in the calculation when applying the unit-of-production method to amortize the Company’s mine assets in commercial production.

Ms. Tia L. Jenkins
June 17, 2014

●
tell us the percentage and amount of measured, indicated and inferred resources that you include in the portion of resources expected to be classified as reserves, and tell us whether there have been any changes to your policy;

Banro Response: The Company does not include measured, indicated nor inferred resources in the application of the units-of-production method.

●
tell us how you determine whether a resource is reasonably expected to be converted to proven and probable reserves. Please provide us with your history of converting resources into proven and probable reserves;

Banro Response: The Company only includes proven and probable reserves in its application of the units-of-production method.

●	tell us the number of years of historical data that you have used to estimate your projected rates of converting resources to proven and probable reserves;

Banro Response: The Company only includes proven and probable reserves in its application of the units-of-production method.

●	explain to us whether or not and why historical trends are indicative of future conversion rates; and

Banro Response: N/A, please see response to question above.

●
provide the amount of depletion expense for each period presented as if only proven and probable reserves were included in the depreciable base (i.e., excluding all measured and indicated and all inferred mineral resources from the depreciable base). Please provide us with draft disclosures of your planned changes to your accounting policy in future filings.

Banro Response: The depletion expense presented in the Company’s 40-F under review is presented with only proven and probable reserves included in the depreciable base. Thus, taking the question into consideration, there is nothing in the disclosure that would change the amount of depletion expense for each period presented.

r) Provisions and Contingencies, page 22

3.
We note your policy that a liability is recognized when a contingency substantiated by confirming events “can be reliably measured and is likely to result in an economic outflow.” Please explain how you define the term “likely” and how your policy compares to the guidance in IAS 37 paragraph 14.

Banro Response: Please see below comparison of guidance in IAS 37 paragraph 14 against the Company’s disclosed policy.

IAS 37 paragraph 14 states, “A provision shall be recognised when:

(a)	an entity has a present obligation (legal or constructive) as a result of a past event;
(b)	it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and
(c)	a reliable estimate can be made of the amount of the obligation. If these conditions are not met, no provision shall be recognised.”

Ms. Tia L. Jenkins
June 17, 2014

The Company’s policy states, “When a contingency substantiated by confirming events, can be reliably measured and is likely to result in a economic outflow, a liability is recognized as the best estimate required to settle the obligation. A contingent liability is disclosed where the existence of an obligation will only be confirmed by future events, or where the amount of a present obligation cannot be measured reliably or will likely not result in an economic outflow.”

The Company defines the term, “likely”, in the same manner in which the term, “probable”, is used within IAS 37 paragraph 14.  IFRS 5 Appendix A defines “probable” as “more likely than not”, which is the same definition or synonymous to “likely”.  The Company’s policy states that a liability is recognized when it “can be reliably measured and is likely to result in an economic outflow”, which is consistent with parts (b) and (c) of IAS 37 paragraph 14 quoted above. However, going forward the Company will change its accounting policy note to reflect the IFRS language of “probable” to be clearer.

Note 13. Mine Under Construction, page 30

4.
We note that in 2012 you recorded $68.1 million as revenues prior to establishing commercial production at the Twangiza mine. The pre-production revenue of $68.1 million was netted with mine construction costs totaling $350 million. Considering the significance of the revenues in relation to the mine development costs capitalized, please explain the factors considered in determining that the mine entered commercial production on September 1, 2012. Tell us how your policy considered the guidance in IAS 16 paragraph 17(e).

Banro Response: Please see below the factors considered in determine that the mine entered commercial production as well as the Company’s consideration of the guidance in IAS 16 paragraph 17(e) against the Company’s disclosed policy.

IAS 16 paragraph 17(e) states, “Examples of directly attributable costs are… (e) costs of testing whether the asset is functioning properly, after deducting the net proceeds from selling any items produced while bringing the asset to that location and condition (such as samples produced when testing equipment)”

There were several factors considered in determining when the mine entered commercial production.  IAS 16 Paragraph 17(e) was examined as part of these considerations.  The following criteria were used to determine whether the Twangiza mine was in commercial production as at September 1, 2012:

1)	Completion of all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management
2)	The ability to produce saleable product;
3)	The ability to sustain ongoing production at a steady or increasing level.
4)	The mine or mill has reached a level of pre-determined percentage of design capacity;
5)	Mineral recoveries are at or near the expected production level;
6)	The completion of a reasonable period of testing of the mine plant and equipment;
7)	The mine has been transferred to operating personnel from internal development groups and external contractors;

The Company had been assessing on a continued basis, since commissioning commenced, whether said conditions had been met. Generally, the assessment is a matter of management judgment. The following is a summary of management’s assessment as at September 1, 2012:

Ms. Tia L. Jenkins
June 17, 2014

1)	Completion of all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management

Capital expenditures required for the plant to operate as intended were completed by the end of the second quarter of 2012, when all expected major capital expenditures for the plant had been made. However, the plant was not yet operating in the manner intended by management thus requiring additional capital expenditures. With the inclusion of these additional capital improvements to the plant, as at September 1, 2012, management assessed the plant to be capable of operating in the manner intended by management.

2)	The ability to produce saleable product;

Any gold that was processed and poured into the form of a doré bar since the plant began commissioning in 2011 had sufficient gold content to meet the requirements of refineries. Since January 1, 2012 the Company incurred pre-production revenues of $68.1M from the sale of gold doré bars until the declaration of commercial production on September 1, 2012. As per IAS 16 paragraph 17(e), the Company deducted, from the costs of the asset, the proceeds from selling gold produced until the asset was brought into the condition necessary for it to be capable of operating in the manner intended by management, which was on September 1, 2012.

3)	The ability to sustain ongoing production at a steady or increasing level.

During the eight-month period ended August 31, 2012, the plant was able to produce between approximately 4,000 and 6,000 ounces of gold per month but until June 2012 this was not at a steady nor increasing level mainly due to various mechanical breakdowns. Therefore there were fluctuations from month to month which was not always a positive fluctuation. However, the plant experienced three consecutive months of increasing production between the months of June and August, where production increased from approximately 4,700 ounces in June to 5,700 ounces in July and, finally, 6,000 ounces in August. Based on this information management was able to conclude that by September 1, 2012 the plant was able to sustain a steady, and increasing, level of production.

4)	The mine or mill has reached a level of pre-determined percentage of design capacity;

For the purpose of assessing commercial production at the Twangiza plant, management used a threshold of a monthly average of 75% of design capacity for two consecutive months. The plant had throughputs of at least 75% in July and August.

5)	Mineral recoveries are at or near the expected production level;

For the purpose of assessing commercial production, management used a gold recovery rate of 83%. The plant was able to achieve a monthly average gold recovery rate of 83% in the month of August.

6)	The completion of a reasonable period of testing of the mine plant and equipment (IAS 16 Paragraph 17(e);

Although first gold pour occurred in October 2011, there were still considerable mechanical failures and issues that were experienced through to June 2012. This alone proved that the Company may not yet have facilitated sufficient testing and perhaps required additional expenditures. As of September 1, 2012, both mills were operational and throughput was increasing as a result of this. As discussed above, the plant throughput exceeded levels of 75% of expected monthly throughput for the months of July and August 2012. In addition to prior experience of testing during the ten months of commissioning, management had a reasonable period of approximately one month of consistent testing of the mine plant and equipment subsequent to resolving the aforementioned issues and achieving 75% capacity utilization prior to September 1, 2012.

Ms. Tia L. Jenkins
June 17, 2014

7)	The mine has been transferred to operating personnel from internal development groups and external contractors;

As of September 1, 2012, the Twangiza plant had essentially been transferred from internal development groups to operating personnel.

* * *

Banro Corporation hereby acknowledges that:

•	Banro Corporation is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	Banro Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the matters discussed in this letter, please do not hesitate to contact Donat Madilo at 416-366-2221.

Sincerely,

BANRO CORPORATION

/s/ John Clarke
John Clarke
President & Chief Executive Officer